SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________________

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

IMAGISTICS INTERNATIONAL INC.

(Name of Subject Company)

ORANGE MERGER CORP.

(Offeror)

OCÉ N.V.

(Names of Filings Persons)

_____________________________

COMMON STOCK, PAR VALUE $0.01 PER SHARE

Series A Participating Junior Preferred Stock Purchase Rights

(Title of Class of Securities)

_____________________________

45247T104

(CUSIP Number of Class of Securities)

Jan F. Dix

Secretary, Orange Merger Corp.

Urbanusweg 43, 5914 CA Venlo	5450 North Cumberland Avenue
The Netherlands	Chicago, IL 60656
Tel: 31 77 359 2201	Tel: (773) 714-4401

(Name, Address, and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Daniel I. Booker

Reed Smith LLP

435 Sixth Avenue

Pittsburgh, PA 15219

Tel: (412) 288-3132

CALCULATION OF FILING FEE

Transaction Value* Not Applicable	Amount of Filing Fee** Not Applicable

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None Form or Registration No.: Not Applicable	Filing Party: Not Applicable Date Filed: Not Applicable
☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO relates to the announcement of a tender offer by Orange Merger Corp., a wholly owned subsidiary of Océ N.V., for all of the outstanding shares of common stock of Imagistics International Inc., to be commenced pursuant to an Agreement and Plan of Merger, dated as of September 15, 2005, by and among Océ N.V., Orange Merger Corp. and Imagistics International Inc. A press release was issued by Océ N.V and Imagistics International Inc. on September 16, 2005 and is attached here to as Exhibit 99.1.

Item 12.	Exhibits.

99.1	Press Release issued September 16, 2005.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Orange Merger Corp.

By	/s/ R. L. van Iperen

Name: R. L. van Iperen

Title: President/CEO

Océ N.V.

By	/s/ R. L. van Iperen

Name: R. L. van Iperen

Title: Chairman, Board of Executive Directors

September 16, 2005

EXHIBIT INDEX

Exhibit No.	Exhibit Name

99.1	Press Release issued September 16, 2005.